# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ORION ENERGY SYSTEMS, INC., CIK 0001409375
CUSIP: 686275108
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2210 WOODLAND DRIVE, MANITOWOC, Wisconsin (WI), 54220
Date of event which requires filing of this statement: 07/16/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002079883

## Reporting persons
- CONNORS KATHLEEN MARIE: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,657,620; shared voting power 0; sole dispositive power 2,657,620; shared dispositive power 0; aggregate amount beneficially owned 2,657,620 (7.5% of the class)
  Comment: (1) As of the date of this Schedule 13G, the reporting person beneficially owns 2,657,620 shares of Common Stock, which includes (i) 2,634,928 shares of Common Stock held directly by the reporting person and (ii) 22,692 shares of Common Stock held by the Kathleen M. Connors 2019 Revocable Trust, dated February 6, 2019 TR, which is beneficially owned by Ms. Connors and over which Ms. Connors has sole voting and dispositive power.
  (2) Percentage of class calculated based on an aggregate of 35,337,240 shares of the Issuer's Common Stock issued and outstanding, which includes 33,688,163 shares issued and outstanding as of June 10, 2025, as reported on the Issuer's definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on July 7, 2025, and 1,649,077 shares issued to the reporting person by the Issuer on July 16, 2025.

## Item 1. Issuer
Name of issuer: ORION ENERGY SYSTEMS, INC.
Address of issuer's principal executive offices: 2210 WOODLAND DRIVE, MANITOWOC, WISCONSIN, 54220.

## Item 2. Person Filing
Name of person filing: Kathleen M. Connors
Address of principal business office or, if none, residence: 24 Boston Road, Andover, Massachusetts 01810
Citizenship: Ms. Connors is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2657620
Percent of class: 7.52
Sole power to vote or to direct the vote: 2657620
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2657620
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CONNORS KATHLEEN MARIE: /s/ Kathleen M. Connors, Self (07/22/2025)